Exhibit 99.1

Otonomo Technologies Ltd.

Consolidated Financial Statements
As of December 31, 2022

Otonomo Technologies Ltd.

Consolidated Financial Statements as of December 31, 2022

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Otonomo Technologies Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Otonomo Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2P to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022, due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2015.

Tel-Aviv, Israel

March 31, 2023, except as to Note 1b, which is as of August 14, 2023

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Otonomo Technologies Ltd.

Consolidated Balance Sheets

(in USD thousands, except share and per share data)

	December 31	December 31
	2022	2021

Assets

Current assets
Cash and cash equivalents	22,448	207,842
Short-term restricted cash	346	237
Short-term deposits	62,262	-
Marketable securities	55,587	-
Trade receivables, net	1,271	1,077
Other receivables and prepaid expenses	3,043	2,683
Total current assets	144,957	211,839

Non-current assets
Other long-term assets	606	254
Property and equipment, net	1,043	725
Operating lease right-of-use assets, net	2,040	-
Intangible assets, net	-	9,621
Goodwill	-	37,000
Total non-current assets	3,689	47,600

Total assets	148,646	259,439

Liabilities and Shareholders' Equity

Current liabilities
Account payables	1,020	312
Other payables and accrued expenses	10,958	8,405
Deferred revenue	216	35
Current portion of operating lease liabilities	729	-
Current portion of contingent consideration	165	-
Total current liabilities	13,088	8,752

Non-Current liabilities
Warrants for ordinary shares	155	1,924
Operating lease liabilities, less current portion	1,225	-
Contingent consideration, less current portion	746	-
Other non-current liabilities	4	-
Total non-current liabilities	2,130	1,924

Total liabilities	15,218	10,676

Commitments and contingencies (Note 10)

Shareholders’ equity:
Ordinary shares, no par value; 30,000,000 shares authorized as of
December 31, 2022, and 2021; 9,458,682 and 8,814,316 shares issued
and outstanding as of December 31, 2022 and 2021, respectively;	-	-
Additional paid-in capital	370,412	349,825
Accumulated other comprehensive loss	(4,850)	-
Accumulated deficit	(232,134)	(101,062)
Total shareholders’ equity	133,428	248,763

Total liabilities and Shareholders' Equity	148,646	259,439

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.

Consolidated Statements of Operations and Comprehensive Loss

(in USD thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020

Revenues	6,992	1,723	394

Costs and operating expenses:
Cost of services	(3,367)	(953)	(336)
Cloud infrastructure	(4,777)	(2,814)	(1,262)
Research and development	(22,573)	(12,077)	(8,194)
Sales and marketing	(21,761)	(9,435)	(5,168)
General and administrative	(22,059)	(11,904)	(2,515)
Depreciation and amortization	(2,749)	(532)	(147)
Contingent consideration income	8,954	-	-
Impairment of goodwill	(49,686)	-	-
Impairment of intangible assets	(22,355)	-	-
Total costs and operating expenses	(140,373)	(37,715)	(17,622)

Operating loss	(133,381)	(35,992)	(17,228)

Financial income (expenses), net	2,455	5,280	(2,737)

Loss before income tax expense	(130,926)	(30,712)	(19,965)

Income tax expense	(146)	(222)	(76)

Net loss	(131,072)	(30,934)	(20,041)

Net loss per share attributable to ordinary shareholders, basic and diluted	(14.21)	(6.70)	(9.80)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	9,224,186	4,614,860	2,044,951

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(4,791)	-	-
Unrealized losses on available-for-sale marketable securities, net	(59)	-	-

Other comprehensive loss	(4,850)	-	-

Comprehensive loss	(135,922)	(30,934)	(20,041)

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.

Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ equity (deficit)

(in USD thousands, except share and per share data)

	Redeemable Convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated Other Comprehensive Loss	Total Equity
	Number of	USD	Number of	USD	USD	USD	USD	USD
	Shares	thousands	Shares	thousands	thousands	thousands	thousands	thousands
Balance as of January 1, 2020	3,880,573	62,195	1,997,008	-	8,784	(50,087)	-	(41,303)

Issuance of redeemable convertible preferred shares, net	314,521	15,507	-	-	-	-	-	-

Issuance of shares in connection with stock-based compensation plans	-	-	102,253	-	133	-	-	133

Share based compensation	-	-	-	-	1,440	-	-	1,440

Comprehensive loss	-	-	-	-	-	(20,041)	-	(20,041)

Balance as of December 31, 2020	4,195,094	77,702	2,099,261	-	10,357	(70,128)	-	(59,771)

Exercise of warrants for redeemable convertible preferred shares	78,630	10,896	-	-	-	-	-	-

Conversion of redeemable convertible preferred shares	(4,273,724)	(88,598)	4,273,724	-	88,598	-	-	88,598

Issuance of ordinary shares in connection with PIPE offering, net	-	-	950,000	-	124,560	-	-	124,560

Recapitalization, net	-	-	1,038,432	-	88,843	-	-	88,843

Shares issued related to the business acquisitions	-	-	437,332	-	33,816	-	-	33,816

Issuance of shares in connection with stock-based compensation plans	-	-	15,567	-	44	-	-	44

Share based compensation	-	-	-	-	3,607	-	-	3,607

Comprehensive loss	-	-	-	-	-	(30,934)	-	(30,934)

Balance as of December 31, 2021	-	-	8,814,316	-	349,825	(101,062)	-	248,763

Shares issued related to the business acquisitions	-	-	430,806	-	10,691	-	-	10,691

Issuance of shares in connection with stock-based compensation plans	-	-	213,560	-	140	-	-	140

Share based compensation	-	-	-	-	9,756	-	-	9,756

Comprehensive loss	-	-	-	-	-	(131,072)	(4,850)	(135,922)

Balance as of December 31, 2022	-	-	9,458,682	-	370,412	(232,134)	(4,850)	133,428

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd

Consolidated Statements of Cash Flows

(in USD thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020
Cash flows from operating activities
Net loss	(131,072)	(30,934)	(20,041)

Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	2,749	532	147
Share based compensation	9,756	3,607	1,440
Revaluation of warrants	(1,769)	(5,259)	3,271
Impairment of Goodwill	49,686	-	-
Impairment of intangible assets	22,355	-	-
Contingent consideration income	(8,954)	-	-
Deferred tax expense (benefit)	(31)	(11)	3
Foreign currency translation loss	1,321	-	-
Investments interest receivables, amortization, and accretion	(1,490)	-	-
Other	-	-	134

Changes in operating assets and liabilities:
Trade receivables, net	639	(629)	(85)
Other receivables and prepaid expenses	731	(2,059)	574
Other payables and accrued expenses	140	1,886	99
Account payables	136	(252)	63
Deferred revenue	(167)	(242)	260
Other assets and liabilities	(403)	-	-

Net cash used in operating activities	(56,373)	(33,361)	(14,135)

Cash flows from investing activities
Purchases of property and equipment	(241)	(188)	(420)
Proceeds from short-term bank deposits, net	(61,549)	12,800	(1,393)
Investment in marketable securities	(55,000)	-	-
Other long-term assets, net	-	33	(19)
Payments for business acquisitions, net of cash acquired	(11,018)	(9,965)	-

Net cash provided by (used in) investing activities	(127,808)	2,680	(1,832)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred shares and warrants, net	-	-	19,967
Issuance of ordinary shares, net	-	223,732	-
Proceeds from exercise of share options	140	44	133

Net cash provided by financing activities	140	223,776	20,100

Foreign currency effect on cash and cash equivalents and short-term restricted cash	(1,244)	-	-

Net increase (decrease) in cash and cash equivalents and short-term restricted cash	(185,285)	193,095	4,133

Cash and cash equivalents and short-term restricted cash at
the beginning of the year	208,079	14,984	10,851

Cash and cash equivalents and short-term restricted cash
at the end of the year	22,794	208,079	14,984

Supplemental disclosures of cash flow information
Cash paid for income taxes, net of tax refunds	243	104	69

Non-cash investing activities:
Contingent consideration	9,865	-	-
Shares issued related to the business acquisitions	10,691	33,816

Non-cash financing activities:
Conversion of warrants to redeemable convertible preferred shares	-	10,896	-

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 1 - General

A. Otonomo Technologies Ltd. (together with its subsidiaries, “Otonomo”, or the “Company”) was incorporated as an Israeli corporation in December 2015. The Company provides an automotive data service platform enabling car manufacturers, drivers, insurance carriers and service providers to be part of a connected ecosystem as well as mobility intelligence which transforms vast amounts of anonymized data and activity signals into actionable, impactful, and valuable insights.

On February 9, 2023, subsequent to the balance sheet date, the Company and Urgent.ly, Inc. (“Urgently”), a provider of digital roadside and mobility assistance technology and services, entered into a definitive agreement to merge and the Company will become a wholly owned subsidiary of Urgently. Upon closing of the transaction, holders of the Company’s ordinary shares will receive common stock of Urgently. The Company’s shareholders and other equity holders will own, in the aggregate, approximately 33% of the combined company on a fully diluted basis, subject to the determination of the final exchange ratio pursuant to the terms set forth in the definitive agreement. The transaction is expected to close in the third quarter of 2023, subject to the approval of the Company’s shareholders and the satisfaction of other customary closing conditions.

B. On August 3, 2023, the Company executed a 1-for-15 reverse share split of its ordinary shares, no par value per share (the “Ordinary Shares”). As a result of the reverse share split, every 15 issued and outstanding Ordinary Shares were automatically converted into one Ordinary Share. The reverse share split is intended to increase the per share trading price of the Ordinary Shares to enable the Company to regain compliance with the minimum bid price requirement in Nasdaq Listing Rule 5450(a)(1). The reverse share split will also affect the Company’s outstanding options, warrants and restricted share units. As a result, all ordinary share, convertible preferred shares and options for ordinary shares, exercise price per share and net loss per share amounts were adjusted retroactively for all periods presented in these financial statements. The number of Ordinary Shares underlying the warrants were adjusted retroactively for all periods presented in these financial statements as a result of the reverse share split. The number of options and restricted share units outstanding and the number of Ordinary Shares underlying the options and restricted share units were adjusted retroactively for all periods presented in these financial statements as a result of the reverse share split.

Note 2 - Summary of Significant Accounting Policies

A.
Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of Otonomo Technologies Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

B.
Recapitalization

On August 13, 2021, the Company merged with Software Acquisition Group Inc. II (“SWAG”), a special purpose acquisition company, that resulted in SWAG becoming a wholly-owned subsidiary of the Company. The transaction was accounted for as a recapitalization as pre-combination Otonomo was determined to be the accounting acquirer under Financial Accounting Standards Board (FASB)’s Accounting Standards Codification Topic 805, Business Combinations (ASC 805). In connection with the recapitalization, all outstanding capital stock of the pre-combination Otonomo was converted into Company Ordinary Shares, representing a recapitalization, and the net assets of SWAG were acquired at historical cost, with no goodwill or intangible assets recorded.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

C.
Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to purchase price allocation including contingent consideration, recoverability of goodwill and intangible assets and fair value of warrant liability.

A number of estimates have been and will continue to be affected by global events and other longer-term macroeconomic conditions, including rising inflation and increasing interest rates. As a result, the accounting estimates and assumptions may change over time. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.

D.
Foreign Currency

The functional currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standard Codification ("ASC") Topic 830 "Foreign Currency Matters." All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The functional currency of the Company's United Kingdom subsidiary is the British Pound. Accordingly, the translation to U.S. dollars takes the balance sheet date exchange rates for assets and liabilities, historical rates of exchange for equity, and average exchange rates in the period for revenues and expenses. The effects of foreign currency translation adjustments are included in shareholders’ equity (deficit) as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets.

E.
Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents, restricted cash, short-term deposits, investment in marketable securities and account receivables. Most of the Company’s cash and cash equivalents and bank deposits are invested with banks in the U.S., Israel and Europe. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash, cash equivalents and bank deposits is low.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

F.
Cash, Cash equivalents and restricted cash

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted cash includes cash that is legally restricted as to withdrawal or usage.

G.
Short-term deposits

Short-term deposits consist of bank deposits with an original maturity of greater than three months at the date of purchase. Short-term bank deposits are presented at their cost, including accrued interest.

H.
Marketable securities

Marketable securities consist of commercial paper, corporate bonds, and U.S. government and agency. The Company considers all of its marketable securities as available for use in current operations, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. Securities are classified as available for sale and are carried at fair, with the change in unrealized gains and losses, net of tax, reported as a separate component on the consolidated statements of comprehensive loss until realized. Realized gains and losses on sales of marketable securities, are included in financial income (expenses), net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

The Company's securities are reviewed for impairment in accordance with ASC Topic 320. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities for the year ended 2022 were not OTTI.

I.
Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

I.	Fair Value Measurements (cont'd)

Level 2: Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

J.
Accounts Receivables, net

Accounts receivables are recorded at the invoiced amount and amounts for which revenue has been recognized but not invoiced, net of allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts.

As of December 31, 2022, and 2021, unbilled accounts receivables of $193 and $215 thousands, respectively, was included in account receivables, net, on the Company’s consolidated balance sheets. The allowance of doubtful accounts was not material for the periods presented.

K.
Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Maintenance and repair expenses are charged to operation as incurred. Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets and commences once the assets are ready for their intended use.

Annual rates at depreciation are as follows:

%
Computers and software	33
Office furniture and equipment	7;15
Leasehold improvements	Shorter of remaining lease term or estimated useful life

The Company evaluates the recoverability of property and equipment for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment is not recoverable, the carrying amount of such assets is reduced to fair value. There were no impairment charges to property and equipment during the years presented.

L.
Capitalized Software Costs

Costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. Maintenance costs are expensed as incurred. The amount of qualifying costs for capitalization incurred was immaterial for the years presented.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

M.
Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the assets acquired and liabilities assumed in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. Key assumptions include, but are not limited to, future expected cash flows, discount rates and profit margin that management believes a market participant would use in pricing the asset or liability. These assumptions are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which may not be later than one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The fair value of the consideration transferred may include a combination of cash, equity securities and earn out payments. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition.

The Company records obligations in connection with its business combinations at fair value on the acquisition date. Each reporting period thereafter, the Company revalues earn-out payments which are classified as contingent consideration liabilities and records the changes in their fair value in the consolidated statements of operations and comprehensive loss. Changes in the fair value of the obligations in connection with its business combinations mainly result from the Company’s shares price and sales and profitability targets. These fair value measurements represent Level 3 measurements, as they are based on significant inputs not observable in the market.

N.
Goodwill and Intangible Assets, net

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may not be recoverable. A qualitative assessment is performed to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the carrying amount of the reporting unit, including goodwill, is compared to fair value and goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. Any excess of the carrying value of the goodwill above its fair value is recognized as an impairment loss.

Intangible assets are amortized over the period of estimated benefit and estimated useful lives ranging from two to eight years. The Company reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

During 2022, as a result of the decline in the quoted share price of the Company, an impairment loss was recognized for the entire goodwill and intangible assets. For information on key assumptions used in calculation of the recoverable amount, see Note 7.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

O.	Employee Benefit Plans

a)
Section 14 of the Israeli Severance Pay Law

Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release the Company from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets.

b)
401(k) Savings Plan

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of the annual compensation on a pre-tax basis. Company contributions to the plan may be made as the discretion of the Board of Directors

P.
Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, “Leases (Topic 842),” which requires lessees to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets, and to recognize on the statements of operations the expenses in a manner similar to prior practice. The Company adopted Topic 842 using the modified retrospective method as of January 1, 2022 and elected the transition option that allows the Company not to restate the comparative periods in the financial statements in the year of adoption.

The Company determines if an arrangement is a lease at inception. The Company currently does not have any finance leases.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. Operating lease ROU assets include any prepaid lease payments.

Certain lease agreements in Israel include rental payments adjusted periodically for the Israeli consumer price index (“CPI”). The ROU and lease liability were calculated using the initial CPI and are not subsequently adjusted. For short-term leases with a term of 12 months or less, operating lease ROU assets and liabilities are not recognized and the Company records lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

P.	Leases (cont'd)

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Company’s lease terms may include options to extend or terminate the lease. These options are reflected in the ROU asset and lease liability when it is reasonably certain that the Company will exercise the option. Operating lease expense is recognized on a straight-line basis over the lease term.

The adoption of the standard resulted in the recognition of right of use ("ROU") assets and lease liabilities of approximately $1.8 million, on January 1, 2022, for the headquarters in Israel.

Q.
Revenue Recognition

Revenues are recognized when control of services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The revenue comprised mainly of subscription fees from customers accessing the Company’s enterprise cloud computing services (“SaaS subscriptions”).

In addition, the Company provides customization, research, and analytical services to its customers, such professional services revenues are recognized as services are delivered.

The Company determines revenue recognition through the following five-step framework:

•	Identification of the contract, or contracts, with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

Q.	Revenue Recognition (cont'd)

The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The Company evaluates the terms and conditions included within the customer’s contracts to ensure appropriate revenue recognition, including whether products and services are considered distinct performance obligations that should be accounted for separately versus together. For contracts with multiple performance obligations, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determine standalone selling price by considering the historical selling price of these performance obligations in similar transactions as the well as other factors, including, but not limited to, competitive pricing of similar products, other software vendor pricing, industry publications and current pricing practices.

The Company’s SaaS subscriptions revenues consist primarily of fees to provide the Company’s customers access to its cloud-based platform, which includes routine customer support. Subscription service contracts do not provide customers with the right to take possession of the software, are cancelable, and do not contain general rights of return. The Company recognizes subscription revenues ratably over the contract term beginning on the commencement date of each contract, which is the date the Company makes the services available to the customers.

Subscription contracts typically have a term of up to three years and are based on fixed-fee and/or a pay per use basis. Certain pay per use contract includes minimum monthly or annual fees. For fixed-fee basis contracts, invoicing occurring in quarterly or monthly installments at the end of each period. Fixed or substantive minimum fees are recognized ratably over the term of the arrangement beginning on the date that the service is made available to the customer. For pay per use basis contracts, the Company applies the ‘as-invoiced’ practical expedient and recognizes revenue in the amount which is equivalent to the service rendered each month. Invoicing is normally done monthly at the end of each month.

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net, on the consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. To the extent the Company bill customers in advance of the billing period commencement date, the trade receivable and corresponding deferred revenue amounts are netted to zero on the Company’s consolidated balance sheets, unless such amounts have been paid as of the balance sheet date. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

Contract Balances

Of the $216 thousand of deferred revenue recorded as of December 31, 2022, the Company expects to recognize 100% as revenue during the year ended December 31, 2023.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

Q.	Revenue Recognition (cont'd)

Cost to Obtain a Contract

The Company capitalizes certain sales commissions as costs of obtaining a contract when they are incremental and if they are expected to be recovered. These costs are subsequently amortized consistently with the pattern of revenue recognition from contracts for which the commissions relate, over an estimated period of benefit. Deferred commission costs capitalized are periodically reviewed for impairment. There were no impairment losses recorded during the periods presented. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these costs as incurred. Amortization expense of these costs are included in selling and marketing expenses.

As of December 31, 2022, the amount of deferred commissions was $273 and is included in other receivables and prepaid expenses and other long-term assets on the consolidated balance sheets. As of December 31, 2021, incremental costs of obtaining a contract that are eligible to capitalization, were immaterial.

R.
Cost of Services

Cost of services consists primarily of expenses related to purchasing of data from data suppliers, amounts paid to data suppliers under revenue sharing or fixed price arrangements, software licenses, and personnel-related costs associated with customer support and professional services, including salaries and benefits.

S.
Cloud infrastructure

Third-party cloud infrastructure expenses incurred in connection with the Company’s customers’ use of the Company’s platform and the maintenance of the Company’s platform on public clouds, such as cloud computing or other hosting and data storage including different regional deployments. In addition, cloud infrastructure also includes the third-party cloud infrastructure expenses incurred with internal research and development use.

T.
Research and Development

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products, cost of development environments and tools, and allocated overhead. Research and development costs are expensed as incurred.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

U.
Share Based Compensation

Share based compensation expense related to share-based awards is recognized based on the fair value of the awards granted and recognized as an expense on a straight-line basis over the requisite service period for share options and restricted share units (“RSUs”). The Company measures compensation expense for options based on estimated fair values on the date of grant using the Black-Scholes option pricing model. This option pricing model requires estimates as to the option’s expected term and the price volatility of the underlying stock. The fair value of each RSU award is based on the fair value of the underlying ordinary shares on the grant date.

The Company records forfeitures for share-based awards and RSUs as they occur. If an employee forfeits an award because he fails to complete the requisite service period, the Company will reverse the compensation cost previously recognized in the period the award is forfeited.

V.
Income Taxes

The Company is subject to income taxes in Israel, the U.S., and other foreign jurisdictions. These foreign jurisdictions may have different statutory tax rates than in Israel. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as for operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized. The Company recognizes income tax benefits from tax positions only if it believes that it is more likely than not that the tax position will be sustained upon examination. The tax benefits recognized are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement.

W.
Net Loss Per Share

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its redeemable convertible preferred shares to be participating securities as the holders of the redeemable convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all redeemable convertible preferred shares into ordinary shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

W.	Net Loss Per Share (cont'd)

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

X.
Recently Adopted Accounting Pronouncements

As an “Emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The Company adopted this guidance and the related amendments on January 1, 2022. Refer to Notes 2P and 8.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740). The new guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The Company adopted the guidance effective January 1, 2022, with no material impact on its consolidated financial statements.

Y.
Recently Issued Accounting Pronouncements

In June 2016, the FASB issued an ASU 2016-13, Topic 326, that supersedes the existing impairment model for most financial assets to a current expected credit loss model. The new guidance requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted. The Company is in the process of evaluating the effects of this standard on it the consolidated financial statements.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 3 - Business Combinations

Neura acquisition

On October 4, 2021, the Company acquired 100% of the share capital of Neura Inc. (“Neura”), a privately held company in the United States, which develops an artificial Intelligence (AI) platform that transforms behavioral data into actionable insights (“MI services”).

The total purchase consideration transferred for the Neura acquisition was $46.8 million:

(a)	$13.0 million in cash.
(b)	$33.8 million in equity for the fair value of 443,894 shares of the Company’s ordinary shares issued.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
USD thousands

Net tangible assets and liabilities assumed (current and non-current)	(205)
Technology	10,021
Goodwill	37,000

Net assets acquired	46,816

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers. Goodwill is not deductible for income tax purpose.

The identified intangible asset acquired was developed technology in the amount of $10.0 million with an estimated useful life of 6 years.

The Floow acquisition

On April 14, 2022, the Company acquired 100% of the share capital of The Floow Limited (“The Floow”), a privately held company in the United Kingdom, a SaaS provider of connected insurance technology for major carriers globally.

The total purchase consideration transferred for The Floow acquisition was $31.4 million:

(a)	$10.8 million in cash
(b)	$10.7 million in equity for the fair value of 424,242 shares of the Company’s ordinary shares issued.
(c)
Contingent consideration of up to $12 million in cash and up to 436,364 of the Company’s ordinary shares, based on performance condition, which was evaluated as of the acquisition date, at a fair value of the amount of $9.9 million.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 3 - Business Combinations (cont'd)

The Floow acquisition (cont'd)

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the date of acquisition:

	Fair Value	Useful life
	USD thousand	In years

Net tangible assets and liabilities assumed (current
and non-current)	(1,355)
Customer Relationships	9,454	8
Technology	7,881	5
Trademark	435	2
Goodwill	14,934

	31,349

Goodwill is primarily attributable to expected synergies arising from customer relationships, the expanded product availability to the Company’s existing and new customers, technology integration, and trademark, and the benefits from combining the activity of the acquired entity with the Company. Goodwill is not deductible for income tax purposes.

Contingent Consideration

As part of the purchase agreement of The Floow, the Company is obligated to pay additional consideration to the former shareholders of The Floow, contingent upon achievement of certain future revenue over a period of 24 months following July 1, 2022, the additional consideration of up to $12.0 million in cash and up to 436,364 of the Company’s ordinary shares will be paid in 2 tranches every 12 months. In the event of a change of control of the Company, certain acceleration conditions may be triggered.

As of acquisition, the Company evaluated the contingent consideration liability related to the earnout provision in the amount of $9.9 thousand, which is reported in Current and Non-current contingent consideration in the accompanying consolidated balance sheets. The Company used a probability-weighted future cash flows approach to estimate the contingent consideration. The amount accrued was discounted to include the present value of the liability. Refer also to Note 5 in respect of subsequent measurement of the contingent consideration.

Pro Forma on acquisitions

The following unaudited pro forma financial information summarizes the combined results of operations for the Company, Neura and The Floow, as if the acquisitions had been completed on January 1, 2021. The unaudited pro forma financial information was as follows:

	Year Ended	Year Ended
	December 31	December 31
	2022	2021
	USD thousands	USD thousands
Revenue	8,591	10,109
Net loss	(121,462)	(40,063)

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 3 - Business Combinations (cont'd)

Pro Forma on acquisitions (cont'd)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of Neura and The Floow to reflect the business combination accounting effects resulting from these acquisitions, including the amortization expense from acquired intangible assets, impairment of goodwill and intangible assets, and the share-based compensation expenses for unvested share options. The historical consolidated financial statements have been adjusted in the pro forma combined financial statements to give effect to pro forma events that are directly attributable to the business combination and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of 2021.

Note 4 - Segments and Entity-Wide Disclosure

Otonomo operates its business and reports its financial results in two segments:

(a)
Connected Vehicles – connected vehicle data platform, which provides customers access to vehicle data and other value-added services (“Connected Vehicle”), complemented by Mobility Intelligence platform (“MI services”).

(b)	Insurance related Services – connected insurance technology to insurance carriers, comprised of The Floow acquired activity.

The chief operating decision maker (“CODM”) reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance.

In 2021, prior to the The Floow acquisition, Otonomo operated in one operating and reportable segment, the Connected Vehicles segment, therefore corresponding information for earlier periods is not applicable.

Otonomo’s CODM does not regularly review asset information by reportable segment and, therefore, Otonomo does not report asset information by reportable segment.

Segment loss is comprised of operating loss and does not include amortization, depreciation and certain other items.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 4 - Segments and Entity-Wide Disclosure (cont'd)

A.	Segment information

	Year ended December 31 2022
	Connected Vehicles	Insurance related Services	Total
	USD thousands	USD thousands	USD thousands
Revenues	3,078	3,914	6,992
Segment loss	(51,326)	(6,463)	(57,789)

Amounts not allocated to segments:
Depreciation and amortization			(2,749)
Contingent consideration income			8,954
Impairment of goodwill			(49,686)
Impairment of intangible assets			(22,355)
Share-based compensation			(9,756)
Operating loss			(133,381)
Financial income, net			2,455
Loss before income taxes			(130,926)

B.	Revenue by geographical region of the Company’s customers

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020
	USD thousands	USD thousands	USD thousands
Americas	3,283	176	43
APAC	188	329	164
EMEA	3,521	1,218	187

Total revenues	6,992	1,723	394

C.	Property and equipment, net, and operating lease right-of-use assets, by geographic region

	December 31	December 31
	2022	2021
	USD thousands	USD thousands
United States	30	9
Israel	1,878	716
Europe	1,175	-

Total operating lease right-of-use assets, property and equipment, net	3,083	725

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 4 - Segments and Entity-Wide Disclosure (cont'd)

D.	Number of customers accounted for over 10% of the revenues

For the year ended December 31, 2022, the Company had two customers that accounted for 12% and 16% respectively, of its revenues. For the year ended December 31, 2021, the Company had three customers that accounted for 13%, 14% and 28%, respectively, of its revenues.

For the year ended December 31, 2020, the Company had two customers that accounted for 12% and 30%, respectively, of its revenues.

Note 5 - Fair Value Measurement

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments, and classified in the tables below in one of the three categories described in note 2.I.:

	December 31, 2022			December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	USD thousands
Money Market funds (1)	447	-	-	-	-	-
U.S. Treasury securities (1)	4,197	-	-	-	-	-
Corporate bonds (1)	-	32,516	-	-	-	-
Commercial papers (1)	-	7,030	-	-	-	-
U.S. government agency securities (1)	-	9,399	-	-	-	-
Foreign bonds (1)	-	1,700	-	-	-	-
Contingent consideration (2)	-	-	(911)	-	-	-
Warrants for ordinary shares (3)	-	-	(155)	-	-	(1,924)
	4,644	50,645	(1,066)	-	-	(1,924)

(1)	The following tables summarize the composition of marketable securities as of December 31, 2022:

	December 31, 2022
	Amortized Cost	Unrealized Gain/Losses	Fair Value
	USD thousands
Money market funds	447	-	447
Available-for-sale debt securities
Corporate bonds	32,562	(46)	32,516
Commercial papers	7,030	-	7,030
U.S. government agency securities	9,411	(12)	9,399
U.S. Treasury securities	4,198	(1)	4,197
Foreign bonds	1,700	-	1,700
Total	54,901	(59)	54,842
	55,348	(59)	55,289

Accrued interest in an amount of $298 thousands is included in marketable securities on the consolidated balance sheets as of December 31, 2022.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Fair Value Measurement (cont'd)

The following table summarizes the fair value and amortized cost of the available-for-sale debt securities by contractual maturity as of December 31, 2022:

	December 31, 2022
	Amortized Cost	Fair Value
	USD thousands
Due within one year	44,596	44,556
Due after one year through two years	10,305	10,286
Total	54,901	54,842

(2)	Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy.

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

USD thousands
Fair value as of January 1, 2022	-
Current year acquisitions, see note 3	9,865
Change in fair value	(8,954)
Fair value as of December 31, 2022	911

As of December 31, 2022, the Company evaluated the contingent consideration based on updated revenue growth assumptions, including the decline in the Company’s ordinary shares fair value, resulting with a decrease in the liability for contingent consideration of $8,954 thousands during 2022.

(3)
In connection with the Recapitalization, on August 13, 2021, the Company issued 5,200,000 private warrants. Each warrant is exercisable for one fifteenth (1/15th) of one Ordinary Share. The warrants were classified as a liability measured at fair value, with changes in fair value each period reported in the consolidated statements of operations. Refer to note 11.

Other financial instruments consist mainly of cash and cash equivalents, deposits, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values.

Note 6 - Property and Equipment, net

Property and equipment consist of the following:

	December 31	December 31
	2022	2021
	USD thousands	USD thousands
Computer and software	839	498
Office furniture and equipment	513	376
Leasehold improvements	426	359
	1,778	1,233
Less - accumulated depreciation	(735)	(508)

Property and equipment, net	1,043	725

Depreciation expenses were $259 thousand, $132 thousand and $147 thousand for the years ended December 31, 2022, 2021, and 2020 respectively.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 7 - Goodwill and Intangible Assets, net

During the year ended December 31, 2022, the Company’s quoted share price declined significantly, the decrease in the Company’s market capitalization and lower than expected growth rate in each of the two reporting units were considered by management as indicators of potential impairment which required an impairment analysis. The analysis included revised revenue growth assumptions, operating profit margins and a revised cash flow projection, together with a reconciliation of the fair value of each of the reporting units to the Company’s market capitalization as of the day of the analysis. As a result, the Company recorded in 2022 goodwill impairment charges of $49.7 million, and intangibles impairment charges of $22.4 million, writing-off of the entire goodwill and the entire net intangibles assets as of the date of the analysis.

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2022, and 2021 were as follows:

	2022	2021
	USD thousands	USD thousands

Balance on January 1,	37,000	-
Goodwill acquired	14,934	37,000
Currency translation adjustments	(2,248)	-
Impairment	(49,686)	-

Balance on December 31,	-	37,000

Changes in the carrying amount of the Company’s other intangible assets, net for the years ended December 31, 2022, and 2021 were as follows:

	2022	2021
	USD thousands	USD thousands

Balance on January 1,	9,621	-
Assets acquired:
Technology	7,881	10,021
Customer Relationships	9,454	-
Trademark	435	-
Amortization	(2,490)	(400)
Currency translation adjustments	(2,546)	-
Impairment	(22,355)	-

Balance on December 31,	-	9,621

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 8 - Operating Lease

The Company leases its headquarters in Israel. The lease agreement expired in December 2022, and contains a renewal option of 2 years, which was reasonably certain to be exercised and therefore are factored into our determination of lease payments. In Addition, the Company acquired operating lease right-of-use assets and liabilities in Sheffield, UK, through the recent business combination of The Floow, which their lease agreements will expire in September 2027 and December 2029.

The Company’s operating lease expenses are recognized on a straight-line basis. Operating lease cost for the twelve months ended December 31, 2022 were as follows:

December 31
2022
USD thousand
Operating lease cost:
Fixed payments and variable payments that depend on an index or rate	1,000
1,000

Cash flow and other information related to operating leases were as follows:

December 31
2022
USD thousand
Cash paid for amounts included in the measurement of lease liabilities	904
Right-of-use assets obtained in exchange for new operating lease liabilities	2,040

December 31
2022
Weighted-average remaining lease term of operating leases	3.71 years
Weighted average discount rate of operating leases	3.10%

Maturities of operating lease liabilities were as follows:

USD thousand
2023	742
2024	742
2025	183
2026	183
Thereafter	259

Total undiscounted minimum lease payments	2,109
Less: Imputed interest	(155)

1,954

Note 9 - Other Payables and Accrued Expenses

	December 31	December 31
	2022	2021
	USD thousands	USD thousands
Employees and related institutions	6,363	4,973
Vacation and convalescence	1,127	1,246
Accrued expenses and other	3,070	1,819
Government institutions	398	367

	10,958	8,405

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 10 - Commitments and Contingencies

The Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims in the ordinary course of business. The Company investigates these claims as they arise. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, if determined adversely to the Company, would individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows.

Note 11 - Equity

A.	Recapitalization and Subscription Agreements

On August 13, 2021 (the “Closing Date”), the Company merged with SWAG. On the Closing Date, the following transactions occurred pursuant to the terms of the Merger, Subscription and Share Purchase agreements:

1)
Merger Sub merged with and into SWAG, with SWAG surviving the merger. As a result of the Merger, and simultaneously with the other transactions mentioned above, SWAG became a wholly owned subsidiary of the Company, with the securityholders of SWAG becoming securityholders of the Company.

2)	Each outstanding Preferred Share of the Company was converted into one Ordinary Share.

3)
After giving effect to the redemption of approximately $59,863 thousand of SWAG's Class A Stock, the remaining securityholders of SWAG were issued an aggregate of 1,038,432 of the Company's ordinary shares for gross proceeds of $112,646 thousand.

4)	In accordance with the terms of the Subscription Agreements, the PIPE Investors were issued an aggregate of 950,000 the Company's ordinary shares for gross proceeds of $142,500 thousand.

5)
In accordance with the terms of the Share Purchase Agreement, the Secondary PIPE Investors purchased 200,000 of the Company's ordinary shares from the Secondary Selling Shareholders at a purchase price of $150.00 per share, for an aggregate purchase price of $30,000 thousand.

6)
The Company effected a share split of each ordinary share into such number of ordinary shares, such that each ordinary share has a value of $150.00 per share after giving effect to such share split. As of the Closing Date, the share split calculated ratio was 1:0.3129. As a result, all ordinary share, redeemable convertible preferred shares, options for ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods.

In addition, upon the closing of the Recapitalization, 8,625,000 public warrants and 5,200,000 private warrants, that were both issued by SWAG prior to the Transaction, were outstanding to purchase Company Ordinary Shares.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Equity (cont'd)

A.    Recapitalization and Subscription Agreements (cont'd)

Each warrant entitles the holder to purchase one fifteenth (1/15th) of one Company Ordinary Share at a price of $172.50 per share, subject to adjustments. The warrants are exercisable at any time commencing 30 days after the completion of the Recapitalization and expire five years after the Closing Date or earlier upon redemption or liquidation. The Company may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant at any time after they become exercisable, provided that the last sale price of the Company Ordinary Shares equals or exceeds $270 per share, subject to adjustments, for any 20-trading days within a 30-trading day period ending three business days prior to the date on which the Company sends the notice of redemption to the warrant holders. The private warrants have similar terms as the public warrants, except that the private warrants may be exercised on a cashless basis at the holder’s option and the private warrants will not be redeemed by the Company as long as they are held by the initial purchasers or their permitted transferees, but once they are transferred, they have the same rights as the public warrants. The public warrants were classified as a component of permanent equity and the private warrants were classified as a liability measured at fair value pursuant to ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging”.

B. Ordinary shares

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of shares outstanding.

C. Redeemable Convertible Preferred Seed, A, B, C and C-1 Shares

Upon the consummation of the recapitalization transaction, all redeemable convertible preferred shares outstanding, totaling 4,273,724 shares, were automatically converted into an equivalent number of ordinary shares on a one-to-one basis and their carrying value of $88,598 thousand was reclassified into shareholders’ equity.

D. Warrants for redeemable convertible preferred shares

On February 16, 2020, the Company signed an investment agreement for a total consideration of $20,000 thousand, issuing a total of 314,521 redeemable convertible preferred C shares together with 78,630 warrants (“Warrants”). Each warrant was exercisable to one redeemable convertible preferred C Share with an exercise price of $0.0001 per warrant. On June 15, 2021, the warrants were converted to 78,630 redeemable convertible preferred C shares.

As the deemed liquidation preference provisions of the Redeemable Convertible Preferred C Shares were considered contingent redemption provisions that are not solely within the Company’s control, the Warrants had been presented as a liability, with a mark-to-market adjustment related to value of the Warrants being charged to the consolidated statements of operations as part of the financial income (expenses), net, every period. For the years ended December 31, 2021 and 2020, the Company recorded a financial expense of $3,165 thousand and $3,271 thousand relating to the warrant’s fair value increased in the periods, respectively.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Equity (cont'd)

D.   Warrants for redeemable convertible preferred shares (cont'd)

The exercise price of each Warrant was $0.0001 and therefore, the fair value of each Warrant is approximately equaled to the fair value of the underlined Redeemable Convertible Preferred C Share.

E. Warrants for ordinary shares

In connection with the Recapitalization, on August 13, 2021, the Company issued 13,825,000 warrants to purchase an aggregate of up to 921,667 Company Ordinary Shares, of which 5,200,000 are private warrants. Each warrant is exercisable for one fifteenth (1/15th) of one Ordinary Share. The private warrants include provisions for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. Because the holder of the warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such a provision precludes the warrants from being indexed to the Company’s share, and thus the warrants were classified as a liability measured at fair value, with changes in fair value each period reported in the consolidated statements of operations. The Company measures the fair value of the private warrants using the Black and Scholes option pricing model. The fair value of the private warrants is considered a Level 3 fair value pursuant to ASC 820 “Fair Value” since valuation technique includes unobservable inputs.

The Black-Scholes assumptions used to value the private warrants are as follows:

	December 31	December 31
	2022	2021
Volatility	89.1%	41.0%
Risk-free interest rate	4.1%	1.2%
Expected dividends	0.0%	0.0%
Expected life (in years)	3.62	4.6

For the year ended December 31, 2022, and 2021, the Company recognized a financial income of $1,769 thousand and $8,424 thousand, respectively, to the consolidated statements of operations as part of the financial income (expenses), net, relating to the warrant’s fair value decreased in the period.

	December 31	December 31
	2022	2021

Value of warrant per share	$0.45	$5.55
Number of ordinary shares issuable upon exercise of warrants	346,667	346,667
Fair value of warrant liability (in USD thousand)	$155	$1,924

F. Share Based Compensation

In February 2016, the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”) for employees and consultants. Under the 2016 Plan, the Board of Directors (the “Board”) has the authority to grant share options to employees and consultants of the Company under varying Israel tax regimes or any other tax ruling provided by the tax authorities to the Company, as well as with respect to non-Israeli residents pursuant to the applicable law in their respective country of residence. Each option entitles the holder to purchase one ordinary share with no par value. On December 25, 2016, the Company adopted the 2016 U.S. Sub Plan, designated for U.S. persons.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Equity (cont'd)

F. Share Based Compensation  (cont'd)

In April 2021, the Company adopted the 2021 Share Incentive Plan (the “2021 Plan”). Following the effectiveness of the 2021 Plan, the Company will no longer grant any awards under the 2016 Plan, though previously granted options under the 2016 Plan remain outstanding and governed by the 2016 Plan. The 2021 Plan provides for the grant of share options and restricted share units.

The awards have varying terms, but generally vest over four years. Share options expire 10 years after the date of grant. The Company issues new ordinary shares upon exercise of share options.

Share Options

A summary of the stock option activity for the year ended December 31, 2022, is as follows:

	Number of Options	Weighted average exercise price

Outstanding - January 1, 2021	611,130
Granted	50,332	$6.00
Forfeited	(6,475)	$9.30
Exercised	(15,567)	$2.70
Outstanding - December 31, 2021	639,420	$9.75
Forfeited	(42,596)	$16.65
Exercised	(61,087)	$2.25
Outstanding - December 31, 2022	535,737	$10.05
Exercisable at end of period	486,900	$3.90

The following table summarizes information about stock options outstanding at December 31, 2022:

	Options outstanding		Option exercisable
Exercise price	Number outstanding at December 31, 2022	Weighted average remaining contractual life (in years)	Number exercisable at December 31, 2022
$ 138.45	28,966	8.62	5,764
$ 16.65	13,276	7.07	10,146
$ 13.95	189	7.36	118
$ 9.60	58,850	7.54	37,019
$ 9.30	15,057	6.11	14,454
$ 7.05	3,196	5.09	3,196
$ 2.10	66,782	4.01	66,782
$ 1.05	33,489	5.04	33,489
$ 0.90	315,932	3.64	315,932
	535,737		486,900

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Equity (cont'd)

F. Share Based Compensation  (cont'd)

Share Options (cont'd)

The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions. No options were granted during 2022.

The Black-Scholes assumptions used to value the employee options at the grant dates during 2021 and 2020 were as follows:

	Year ended	Year ended
	December 31	December 31
	2021	2020
Volatility	40.6%-45.6%	38.3%-41.1%
Risk-free interest rate	0.6%-1.4%	0.4%-1.6%
Expected dividends	0.0%	0.0%
Expected life (in years)	5.8-6.1	5.5-6.1

Restricted Share Units ("RSU")

A summary of RSU activity and related information under the Company's equity incentive plan and the RSU award is as follows:

	Number of RSUs	Weighted Average grant date fair value

Balance at January 1, 2021	-
Granted	268,768	$0.35
Vested	(6,560)	$0.51
Forfeited	(6,284)	$0.37
Balance at December 31, 2021	255,924	$0.34
Granted	710,850	$0.07
Vested	(145,911)	$0.23
Forfeited	(116,513)	$0.26
Balance at December 31, 2022	704,350	$0.11

Share-Based Compensation Expenses

The share-based compensation expenses by line item in the accompanying Consolidated Statements of Operations is summarized as follows:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2022	2021	2020
	USD thousands	USD thousands	USD thousands
Cost of Service	73	-	-
Research and development	2,105	1,103	771
Sales and marketing	3,025	737	406
General and administrative	4,553	1,767	263

	9,756	3,607	1,440

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Equity (cont'd)

F.	Share Based Compensation (cont'd)

Share-Based Compensation Expenses (cont'd)

The total unrecognized share-based compensation cost as of December 31, 2022, was $20.2 million, which will be recognized over a weighted-average period of 1.45 years. Subsequent to the balance sheet date, a significant portion of the share-based awards and RSUs were forfeited as result of the employment termination of employees. The Company accounts for forfeitures when the employee leaves the Company.

G.	Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes, for the year ended December 31, 2022:

	Unrealized losses on available-for-sale marketable securities, net	Foreign currency translation adjustments	Total
	USD thousands

Balance as of January 1, 2022	-	-	-
Other comprehensive loss before reclassifications	59	4,791	4,850
Amounts reclassified from accumulated other comprehensive loss	-	-	-
Other comprehensive loss, net of tax	59	4,791	4,850
Balance as of December 31, 2022	59	4,791	4,850

During the years ended and as of December 31, 2021 and 2020, the Company did not have accumulated other comprehensive loss.

Note 12 - Income Taxes

A.	Income tax rate

•	The corporate tax rate in Israel relevant to the Company is 23%.
•	The corporate tax rate in the UK relevant to the Company’s subsidiary is 19%.
•	The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 12 - Income Taxes (cont'd)

B.	Deferred taxes

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31	December 31
	2022	2021
	USD thousands	USD thousands

Deferred tax assets:
Operating loss and tax credit carryforwards	51,675	30,882
Capitalized research and development expenses	2,098	2,061
Share based compensation	2,070	1,125
Accrued expenses and other items	244	596
Deferred tax assets	56,087	34,664
Valuation allowance	(55,929)	(32,408)
Deferred tax assets, net of valuation allowance	158	2,256

Deferred tax liabilities:
Intangible assets	-	(2,198)
Other items	(69)	-
Deferred tax liabilities	(69)	(2,198)

Net deferred taxes	89	58

The Company’s deferred tax assets and liabilities are included within other long-term assets and other non-current liabilities, respectively, on the consolidated balance sheets.

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences will not be realized and accordingly, a valuation allowance has been recognized.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 12 - Income Taxes (cont'd)

C.	Income tax expense

The components of the loss before income tax expense were as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020
	USD thousands	USD thousands	USD thousands

Israel	(35,706)	(27,301)	(20,004)
Foreign	(95,220)	(3,411)	39
Total	(130,926)	(30,712)	(19,965)

Income tax expense was as follows:

Current:
Israel	133	87	-
Foreign	44	146	73
Total current tax expense	177	233	73

Deferred:
Foreign	(31)	(11)	3
Total deferred tax expense (benefit)	(31)	(11)	3

Total income tax expense	146	222	76

D.	Reconciliation

A reconciliation of the amount of income tax benefit that would result from applying the Israeli statutory income tax rate to reported income tax expense is as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020
	USD thousands	USD thousands	USD thousands

Loss before income tax expense as reported in the consolidated statements of operations	(130,926)	(30,712)	(19,965)
Statutory income tax rate	23%	23%	23%
Theoretical income tax benefit	(30,113)	(7,063)	(4,592)

Foreign tax rate differentials	2,599	69	1
Non-deductible share-based compensation	1,939	837	288
Revaluation of warrants	(407)	(1,210)	752
Goodwill impairment	10,176	-	-
Contingent consideration income	(2,059)	-	-
Currency transactions gain	-	(1,069)	(1,602)
Change in valuation allowance	18,066	8,688	5,256
Other differences, net	(55)	(30)	(27)

Reported income tax expense	146	222	76

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 12 - Income Taxes (cont'd)

E.	Operating loss carryforwards

As of December 31, 2022, the Company has net operating loss carryforwards in Israel of approximately $156 million that carry forward indefinitely.

As of December 31, 2022, the Company's subsidiaries have net operating loss carryforwards in the US of approximately $54.5 million and in the UK of approximately $22.5 million.

If not utilized, approximately $14 million of federal and state net operating loss carryforwards in the US will expire between the years ended 2033 and 2037. The U.S. subsidiaries’s utilization of federal net operating losses is subject to an annual limitation due to a “change in ownership,” as defined in Section 382 of the Code. The annual limitation may result in the expiration of net operating losses before utilization.

F.	Accounting for uncertainty in income taxes

The Company has reviewed the tax positions taken, or to be taken, in its tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2022 and 2021, the Company has not recorded any material uncertain tax position liability.

G.	Income tax assessments

The Company has final tax assessments for all years up to and including the tax year ended December 31, 2017.

Note 13 - Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020
	In USD thousands, except share data

Numerator:
Net loss	(131,072)	(30,934)	(20,041)

Denominator:
Weighted-average shares used in computing net
loss per share attributable to ordinary
shareholders, basic and diluted	9,224,186	4,614,860	2,044,951

Net loss per share attributable to ordinary
shareholders, basic and diluted	(14.21)	(6.70)	(9.80)

Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. All of the Company’s outstanding stock options and RSUs, as well as the warrants and convertible redeemable preferred shares were excluded in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 14 - Subsequent Events

A.	Merger agreement See note 1 regarding the agreement signed on February 9, 2023, between the Company and Urgently.
B.	Notification of Noncompliance

Effective as of January 9, 2023, the Company moved the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market and requested from Nasdaq an additional 180-day compliance period to meet the minimum bid price. On February 21, 2023, Nasdaq notified the Company that it had determined Otonomo was eligible for an additional 180-calendar day period, or until August 21, 2023, to regain compliance from the Listing Qualifications Department of Nasdaq, especially the minimum bid price requirement under the Nasdaq Listing Rules. On August 3, 2023 the Company executed a reverse share split, which enabled the Company to regain compliance with the minimum bid price requirement in Nasdaq Listing Rule 5450(a)(1). Please refer to note 1, relating to the Reverse Split.